December 14, 2009

Mail Stop 3010

Mr. Barry N. Berlin
Chief Financial Officer
PMC Commercial Trust
17950 Preston Road, Suite 600
Dallas, TX 75252

>   **Re: PMC Commercial Trust**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 001-13610**

Dear Mr. Berlin:

        We have reviewed your response letter dated October 8, 2009 and have the following additional comment. This comment should be addressed in all future filings with the Commission.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition, page 25</u>

<u>Operating Activities, page 43</u>

1.   We note your response to comment 2 of our letter dated September 25, 2009. In response to our comment, you state that you will provide the reconciliation required by Item 10(e) of Regulation S-K. Please confirm that you will also provide disclosure regarding the reasons why your management believes that the modified cash presentation provides useful information to investors regarding your financial condition and results of operations. Please provide the disclosure required by Item 10(e)(i)(C) and (D) of Regulation S-K.

                              *   *   *   *

Mr. Barry N. Berlin
PMC Commercial Trust
December 14, 2009
Page 2

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Karen Garnett at (202) 551-3785 with any other questions.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief